Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MB Financial, Inc.
Commission File No.: 001- 36599

The following communication was provided to employees of MB Financial, Inc. on June 11, 2018.
MEMORANDUM

TO:	All Stock Option Holders
DATE:	June 11, 2018
SUBJECT:	FAQs Relating to Your Stock Option Awards

Set forth below are answers to some frequently-asked questions (FAQs) about your outstanding equity awards granted under the MB Financial, Inc. Third Amended and Restated Omnibus Incentive Plan given the recent announcement of our Merger Agreement with Fifth Third. These FAQs are intended to provide you with information to help you understand generally how your equity awards will be handled from now until closing and thereafter. Please refer to the separate memo for responses to FAQs about your Restricted Stock or Restricted Stock Unit (RSU) awards.
FAQ-1: What happens to my Stock Options between now and closing?
Nothing changes for your equity awards between now and closing. You may exercise your currently vested stock options and any stock options which may become vested under the existing vesting schedule.
You must continue to comply with MB’s insider trading policy if you decide to sell any MB shares, including those you acquire by exercising options.
FAQ-2: What happens to my Stock Options when the merger closes?
The unvested options you have been awarded will not automatically vest upon the closing of the merger. Instead, those awards will continue to vest as set forth in your relevant award agreement.
However, if your employment is terminated in connection with or after the closing within the timeframe set forth in the relevant award agreement under circumstances entitling you to severance benefits, then all of the options you held at closing which have not vested will vest in full upon such termination of your employment.
Following such termination of your employment, you will be able to exercise the vested options until the later of one year after the termination of your employment or the fifth anniversary of the grant date of the option. However, in no event will you be able to exercise an option after its expiration date.

FAQ-3: What happens to the shares underlying my Stock Options?
Under the terms of the Merger Agreement, each outstanding share of MB common stock (for example, shares held in a brokerage account) will be converted into the right to receive the merger consideration of 1.45 shares of Fifth Third common stock plus $5.54 in cash.
A slightly different treatment applies to your unvested and vested stock options. Under the Merger Agreement, each share of MB common stock underlying your stock options will be replaced by the number of shares of Fifth Third common stock calculated by applying the Equity Award Exchange Ratio. The Equity Award Exchange Ratio is equal to:

1.45 shares of Fifth Third common stock
plus
an additional fraction of a share of Fifth Third common stock worth $5.54, calculated by converting $5.54 into a fractional share of Fifth Third common stock based on the average closing price of Fifth Third stock for a five-day period prior to closing.

FAQ-4: Can you provide an example that shows how the Equity Award Exchange Ratio is calculated?
For example, the Equity Award Exchange Ratio would be calculated as follows, assuming a five-day closing price for Fifth Third common stock of $33.56 (which was Fifth Third’s closing price on May 18, 2018, the last trading day before we signed the Merger Agreement):

1.45 shares of Fifth Third common stock
plus
an additional fraction of .165 shares ($5.54/$33.56) of Fifth Third common stock, resulting, in this example, in an Equity Award Exchange Ratio of 1.615 (1.45 + .165) Fifth Third shares for each MB share.

Please note that this is an example of the calculation of the Equity Award Exchange Ratio. The actual Equity Award Exchange Ratio will be calculated at the time of the closing based on the closing price of Fifth Third’s common stock for the five trading days before the closing date. The actual fractional share amount and resulting Equity Award Exchange Ratio will likely differ from the amounts shown in this example.
FAQ-5: How will my MB Stock Options be converted to Fifth Third Stock Options?
On the closing date of the merger, each outstanding and unexercised stock option (whether vested or unvested) will automatically be converted into a Fifth Third stock option with the same vesting and exercise periods applicable to the former MB stock option, as set forth in your relevant award agreement.
The converted Fifth Third options will have a different number of shares and exercise price than the former MB options, but your total in-the-money value of the stock option at the time of the conversion to Fifth Third options will be the same as the in-the-money value before the conversion, except for minor differences due to rounding.
An example of the calculation used to convert your MB stock options into Fifth Third stock options is set forth on the following page.
The number of Fifth Third options would be calculated as follows:

Formula to Convert MB Options to Fifth Third Options: Number of MB Options x Equity Award Exchange Ratio, rounded down to the nearest whole number

The formula would work as follows for an option for 1,000 shares of MB stock and the example Equity Award Exchange Ratio of 1.615 calculated above:

# MB Options	multiplied by	Example Equity Award Exchange Ratio	=	# Fifth Third Options
1,000	multiplied by	1.615	=	1,615

The exercise price per Fifth Third share would be calculated as follows:

Formula to Calculate Exercise Price Per Fifth Third Share: Exercise price of former MB option ÷ Equity Award Conversation Ratio, rounded up to the nearest whole cent

The formula would work as follows an MB option with an exercise price of $35.00 per share, and the example Equity Award Exchange Ratio of 1.615 calculated above:

MB Exercise Price	divided by	Example Equity Award Exchange Ratio	=	Exercise Price per Fifth Third Share
$35.00	divided by	1.615	=	$21.68

Below is a calculation of the in-the-money value of the MB options immediately before the closing, based on the example calculations above. At the assumed $33.56 stock price for a share of Fifth Third common stock in the example calculation, the assumed value per MB share is $54.20, made up of 1.45 Fifth Third shares having a total value of $48.66 plus $5.54 in cash.

	Number	Total Value of Shares	minus	Total Exercise Price	In-the-Money-Value
MB Options	1,000	$54,200 (1,000 times $54.20 per MB share)	minus	$35,000 (1,000 times $35.00 exercise price)	$19,200
Fifth Third Options	1,615	$54,199 (1,615 times $33.56 per Fifth Third share)	minus	$35,013 (1,615 times $21.68 exercise price)	$19,186
Differences are due to rounding

For Additional Information:
The terms and conditions in your equity award agreements are stored in Shareworks. If there is a discrepancy between what is written here and your certificates and/or agreement, the certificate/agreement will control.
We will continue to provide you with information in the months ahead. In the near term, if you have any questions, please do not hesitate to contact Chas Hamill or Bill Kladis.
* * *

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, Fifth Third Bancorp will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.
Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.